                                                                   EXHIBIT 12.1

          COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

                         (IN MILLIONS, EXCEPT RATIOS)

                                         DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                           1996(2)        1996         1995
                                         ------------ ------------ ------------
Pro forma pretax income (1).............    $100.0      $(545.5)      $101.8
  Estimated interest portion of rents...       8.7          8.7          8.8
  Pro forma interest charges (1)........      86.1         86.1         90.0
                                            ------      -------       ------
  Pro forma fixed charges...............      94.8         94.8         98.8
                                            ------      -------       ------
Pro forma income as adjusted............     194.8       (450.7)       200.6
Pro forma ratio of earnings to fixed
 charges................................    $  2.1      $  (4.8)      $  2.0
                                            ======      =======       ======

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(1) Historical ratio of earnings to fixed charges is not considered meaningful as no interest costs were allocated from Baxter to Allegiance for the historical periods presented prior to September 30, 1996. The unaudited pro forma combined statements of income are presented in Note 3 to "Notes to Consolidated Financial Statements."
(2) Excludes a charge of $550.0 million for the write-down of goodwill and other non-recurring costs of a pretax amount of $95.5 million primarily for facility consolidations and other asset write-downs.